

Mail Stop 4631

March 4, 2016

Via E-mail
Mr. Brian J. Stief
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

> **Re:** **Johnson Controls, Inc.**
> **Form 10-K**
> **Filed November 18, 2015**
> **File No. 1-5097**

Dear Mr. Stief:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal Year 2015 Compared to Fiscal Year 2014, page 29

1. Please expand your discussion and analysis of the fiscal year 2015 effective tax rate as compared to the fiscal year 2014 effective tax rate to quantify each material factor. Please also provide a discussion of the specific global tax planning initiatives.

2. Please expand your discussion and analysis of your consolidated financial results to include other comprehensive (loss) income as it relates to comprehensive income. For example, provide a discussion and analysis of the foreign currencies generating the foreign currency adjustments for the periods presented.

3. Please expand your discussion and analysis of the segment results to provide an analysis of each factor contributing to the change in net sales and segment income margin. For example, the changes in volume expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, et cetera. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings. The changes in pricing may include a discussion of newly implemented pricing increases or decreases; a change in product mix; a change in raw material costs that are passed through to your customers; et cetera. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

3. Discontinued Operations, page 70

4. We note that as part of the agreement to sell the remainder of the GWS business to CBRE Group, Inc. (CBRE), you entered into a 10-year strategic relationship with CBRE that includes being the preferred provider of HVAC equipment, building automation systems and related services to the portfolio of real estate and corporate facilities managed globally by CBRE and GWS. Please provide us with a more comprehensive understanding of the material terms of this 10-year strategic relationship and the related accounting implications. Please also confirm that to the extent that the revenues generated from this 10-year strategic relationship with CBRE and GWS are material to your consolidated and/or your segment sales, you will provide quantified information within your results of operations discussion and analysis within MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction